

April 8, 2011

Robert D. George
Vice President and Chief Financial Officer
Esterline Technologies Corporation
500-108th Avenue NE
Bellevue, Washington 98004

> **Re:** **Esterline Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended October 29, 2010**
> **Filed December 21, 2010**
> **File No. 001-06357**

Dear Mr. George:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 29, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

1. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Contractual Obligations, page 30

2. Please tell us whether you have included interest payments on your long-term debt in the table of contractual obligations.

Financial Statements, page 37

Note 1. Accounting Policies, page 44

3. Please explain how you account for change orders that have been approved by both the company and the customer regarding both scope and price, partially-approved (scope is defined but pricing is not) and unapproved. Discuss how you considered ASC 605-35-25-25 through 25-31 and 25-87. For example, explain how you considered paragraph 25-87(c). With respect to your accounting for claims, discuss how you considered the two requirements in paragraph 25-31.

Note 7. Retirement Benefits, page 51

4. Please tell us how you considered the disclosure requirements of ASC 715-20-50, in determining to combine your disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans. Tell us whether the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.

5. We note the disclosure in the first paragraph on page 52. Please tell us how you considered the disclosure requirements of ASC 715-20-50-1(d)(5)iii. For example, tell us what general approach you used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined.

Note 10. Income Taxes

6. We note your disclosures in the paragraph following the table on page 59. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b).

Note 12. Commitments and Contingencies, page 62

7. We note from your disclosure on pages 7, 15 and 62 that you have accrued liabilities related to environmental remediation costs and you discuss asbestos claims. Please tell us how you considered the disclosure requirements of ASC 450-20-50-1 through 50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant